FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/5/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 5, 2008

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Ternium Announces Results for the Third Quarter and First Nine Months of 2008

Luxembourg, November 5, 2008 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2008.

The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Third Quarter 2008 Results1

	3Q 2008	2Q 2008		3Q 2007
Shipments (tons)	1,844,000	2,063,000	-11%	1,788,000	3%
Net Sales (US$ million)	2,447.7	2,374.8	3%	1,506.1	63%
Operating Income (US$ million)	524.9	610.4	-14%	222.5	136%
EBITDA (US$ million)	638.6	714.1	-11%	318.5	101%
EBITDA Margin (% of net sales)	26%	30%		21%
EBITDA per Ton, Flat & Long Steel (US$/ton)	327	337	-3%	169	93%
Discontinued Operations (US$ million)	(2.8)	-		143.5
Net Income (US$ million)	247.1	498.9	-50%	214.0	15%
Equity Holders' Net Income (US$ million)	211.7	415.6	-49%	159.8	32%
Earnings per ADS (US$)	1.06	2.07	-49%	0.80	32%

Operating income was US$524.9 million in the third quarter 2008, a decrease of 14% when compared to the second quarter 2008.  This resulted mainly from a US$131.7 million write-down of Ternium’s inventory during the third quarter 2008 primarily related to purchased slabs, reflecting lower prices for finished products at the end of the quarter.  Net sales were stable in the third quarter 2008 when compared to the second quarter 2008, as an 11% decrease in shipments due to lower demand was offset by a 14% increase in revenue per ton.  Operating cost per ton increased 22% in the third quarter 2008 compared to the second quarter 2008 as a result of higher raw material, energy and labor costs, as well as the aforementioned inventory write-down.  Operating income in the third quarter 2008 increased 136% when compared to the third quarter 2007 mainly as a result of higher prices, partially offset by higher raw material, energy and labor costs and the inventory write-down referenced above.

[1]
Sidor’s results of operations have been deconsolidated from Ternium’s Financial Statements and are shown as Discontinued Operations.  Discontinued Operations also include results from the non-core US assets that were sold during the first quarter 2008.

Net foreign exchange result was a loss of US$150.1 million in the third quarter 2008 compared to a gain of US$99.7 million in the second quarter 2008.  These results were primarily due to the impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso appreciates or depreciates to other currencies.  These results are non-cash when measured in US dollars, and are offset by changes in Ternium’s net equity position in the currency translation adjustments line.

Ternium does not have a significant position in foreign exchange derivatives and only uses these instruments for hedging purposes.

Net income during the third quarter 2008 was US$247.1 million, a decrease of 50% when compared to the second quarter 2008 mainly due to a US$249.7 million lower net foreign exchange result related to Ternium Mexico’s financial debt and a reduction of US$85.5 million in operating income, partially offset by a US$118.2 million lower income tax expense.  Net income during the third quarter 2008 increased 15% when compared to the third quarter 2007.  This year-over-year increase was mainly due to an increase of US$302.4 million in operating income, partially offset by a US$105.8 million lower net foreign exchange result related to Ternium Mexico’s financial debt and a US$146.4 million lower discontinued operations result.

Summary of Results for the First Nine Months of 20082

	9M 2008	9M 2007
Shipments (tons)	5,996,000	4,936,000	21%
Net Sales (US$ million)	6,775.1	3,936.7	72%
Operating Income (US$ million)	1,498.5	635.6	136%
EBITDA (US$ million)	1,822.9	876.3	108%
EBITDA Margin (% of net sales)	27%	22%
EBITDA per Ton, Flat & Long Steel (US$/ton)	291	166	75%
Discontinued Operations (US$ million)	157.1	462.3
Net Income (US$ million)	1,229.6	780.6	58%
Equity Holders' Net Income (US$ million)	1,049.4	618.9	70%
Earnings per ADS (US$)	5.23	3.09	70%

[2]
Sidor’s results of operations have been deconsolidated from Ternium’s Financial Statements and are shown as Discontinued Operations.  Discontinued Operations also include results from the non-core US assets that were sold during the first quarter 2008.

Operating income was US$1.5 billion in the first nine months of 2008, an increase of 136% when compared to the first nine months of 2007.  This resulted mainly from higher revenue per ton and the consolidation of Grupo Imsa, partially offset by the US$131.7 million write-down of Ternium’s inventory referenced above and higher raw material, energy and labor costs during the 2008 period.

During the first nine months of 2008, results from discontinued operations of US$157.1 million comprised after-tax gains of US$97.5 million related to the sale of non-core US assets and US$59.6 million related to Sidor.  During the first nine months of 2007, results from discontinued operations were an after-tax gain of US$462.3 million mainly related to Sidor.

Net income during the first nine months of 2008 was US$1.2 billion, an increase of 58% when compared to the first nine months of 2007.  This increase in net income was mainly due to higher operating income, partially offset by lower gains from discontinued operations and higher income tax expenses.

Outlook

Steel product demand and prices in the North America Region continue on a downward trend, reflecting weak end-customer demand and a de-stocking of the steel industry’s value chain.  Demand and prices in the South & Central America Region are softening as well, as the disruption in the global financial markets has started to affect the region’s economy.

Ternium expects a reduced level of activity resulting in a lower operating income in the fourth quarter 2008 compared to the operating income it achieved in the third quarter 2008, with lower shipments and prices in all of its regions partially offset by a lower cost per ton.  Cost of production is expected to decline due to the devaluation of local currencies to the US dollar and lower prices for scrap and other inputs.

Analysis of Third Quarter 2008 Results

Net income attributable to the Company’s equity holders in the third quarter 2008 was US$211.7 million, compared with US$159.8 million in the third quarter 2007.  Including minority interest, net income for the third quarter 2008 was US$247.1 million, compared with US$214.0 million in the third quarter 2007.  Earnings per ADS3 for the third quarter 2008 were US$1.06, compared with US$0.80 in the third quarter 2007.

Net sales for the third quarter 2008 increased 63% to US$2.4 billion compared with the same period in 2007.  Net sales increased mainly due to higher steel prices and the consolidation of Grupo Imsa.  Shipments of flat and long products were 1.8 million tons during the third quarter 2008, an increase of 3% compared to shipment levels in the third quarter 2007.  Revenue per ton shipped increased 57% to US$1,278 in the third quarter 2008 versus the same quarter in 2007, mainly as a result of higher steel prices in all regions.

[3]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	3Q 2008	3Q 2007	Dif.	3Q 2008	3Q 2007	Dif.	3Q 2008	3Q 2007	Dif.

South & Central America	784.4	528.9	48%	680.4	637.8	7%	1,153	829	39%
North America	1,273.4	731.8	74%	901.8	834.7	8%	1,412	877	61%
Europe & other	2.6	11.5	-77%	2.8	18.5	-85%	933	619	51%
Total flat products	2,060.4	1,272.2	62%	1,585.1	1,491.0	6%	1,300	853	52%

South & Central America	104.2	28.7	262%	86.0	52.3	64%	1,212	550	120%
North America	192.0	156.0	23%	173.3	244.8	-29%	1,108	637	74%
Europe & other	-	-		-	-		-	-
Total long products	296.2	184.8	60%	259.2	297.1	-13%	1,142	622	84%

Total flat and long products	2,356.6	1,457.0	62%	1,844.3	1,788.1	3%	1,278	815	57%

Other products	91.1	49.1	86%

Total Net Sales	2,447.7	1,506.1	63%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Net sales of flat products during the third quarter 2008 totaled US$2.1 billion, an increase of 62% compared with the same quarter in 2007.  Net sales of flat products increased as a result of higher steel prices and higher shipments.  The consolidation of Grupo Imsa, which began on July 26, 2007, was not fully reflected in the third quarter 2007.  Shipments of flat products totaled 1.6 million tons in the third quarter 2008, an increase of 6% compared with the same period in 2007.  Revenue per ton shipped increased 52% to US$1,300 in the third quarter 2008 compared with the same period in 2007, mainly due to higher steel prices in all regions.

Net sales of long products were US$296.2 million during the third quarter 2008, an increase of 60% compared with the same period in 2007 due to higher steel prices, partially offset by lower shipment levels.  Shipments of long products totaled 259,000 tons in the third quarter 2008, representing a 13% decrease versus the same quarter in 2007.  Revenue per ton shipped increased 84% to US$1,142 in the third quarter 2008 over the third quarter 2007.

Net sales of other products totaled US$91.1 million during the third quarter 2008, compared to US$49.1 million during the third quarter 2007.  This increase resulted mainly from higher iron ore shipments and prices, higher pig iron prices and higher revenue related to Ternium’s pre-engineered metal buildings business in Mexico.

Net sales of flat and long products in the North America Region were US$1.5 billion in the third quarter 2008, an increase of 65% versus the same period in 2007.  Shipments in the region totaled 1.1 million tons during the third quarter 2008, similar to that of the same period in 2007.  Revenue per ton shipped in the region increased 66% to US$1,363 in the third quarter 2008 over the same quarter in 2007 mainly as a result of higher prices.

Net sales of flat and long products in the South & Central America Region were US$888.6 million during the third quarter 2008, an increase of 59% versus the same period in 2007.  This increase was due to higher shipments and revenue per ton.  Shipments in the region totaled 766,000 tons during the third quarter 2008, or 11% higher than in the third quarter 2007.  Revenue per ton shipped in the region increased 43% to US$1,159 in the third quarter 2008 over the same quarter in 2007, mainly due to higher prices.

Cost of sales totaled US$1.7 billion in the third quarter 2008 compared to US$1.1 billion in the third quarter 2007.  Cost of sales increased as a result of the consolidation of Grupo Imsa, a US$131.7 million write-down of Ternium’s inventory primarily related to purchased slabs and higher costs for raw materials, third party steel and other supplies, as well as for freight, services and labor.

In the third quarter 2008 scrap and energy prices increased in Mexico, while the price of zinc was lower, when compared to the prior year period.  Iron ore costs were higher during the third quarter 2008 than they were in the same period in 2007, mainly as a result of higher annual contract prices for third party iron ore supplies.

Selling, General and Administrative (SG&A) expenses in the third quarter 2008 were US$186.2 million, or 8% of net sales, compared with US$143.8 million, or 10% of net sales, in the third quarter 2007.  The increase in SG&A was due mainly to higher export volumes and prices, higher taxes as well as higher labor costs.

Operating income in the third quarter 2008 was US$524.9 million, or 21% of net sales, compared with US$222.5 million, or 15% of net sales, in the third quarter 2007.

EBITDA4 in the third quarter 2008 was US$638.6 million, or 26% of net sales, compared with US$318.5 million, or 21% of net sales, in the third quarter 2007.  Equity holders’ EBITDA in the third quarter 2008 was 78% of EBITDA.

Net financial expenses were US$183.7 million in the third quarter 2008, compared with US$87.9 million in the same period in 2007.  During the third quarter 2008 net interest expenses were US$26.9 million and net foreign exchange losses were US$150.1 million.  Net interest expenses in the third quarter 2008 decreased US$7.3 million over the same period the previous year mainly as a result of lower interest rates on debt.

[4]	EBITDA in the third quarter 2008 equals operating income of US$524.9 million plus depreciation and amortization of US$113.7 million.

Net foreign exchange result was a loss of US$150.1 million in the third quarter 2008 compared to a loss of $44.3 million in the third quarter 2007.  Ternium does not have a significant position in foreign exchange derivatives and only uses these instruments for hedging purposes.  These results were primarily due to the impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso appreciates or depreciates to other currencies.  These results are non-cash when measured in US dollars, and are offset by changes in Ternium’s net equity position in the currency translation adjustments line.

Income tax expense for the third quarter 2008 was US$91.1 million, or 27% of income before income tax, discontinued operations and minority interest, compared with US$63.7 million in the third quarter 2007, or 47% of income before income tax, discontinued operations and minority interest.  The relatively higher tax rate in the third quarter 2007 was mainly the result of net losses in certain subsidiaries that did not generate tax credits due to their tax-free status.

Net result of discontinued operations for the third quarter 2008 was a loss of US$2.8 million.  This comprised an after-tax gain of US$152.6 million related to an excess cash payment received from Sidor during the quarter, an after-tax loss of US$151.5 million due to the reversal of currency translation adjustments of the investment in Sidor and an after-tax loss of US$3.9 million due to the adjustment of the price of the non-core US assets that were sold during the first quarter 2008.  In the third quarter 2007, results from discontinued operations comprised an after-tax gain of US$137.3 million related to Sidor and an after-tax gain of US$6.2 million related to the non-core US assets sold during the first quarter 2008.

Income attributable to minority interest for the third quarter 2008 was US$35.5 million, compared with US$54.2 million in the third quarter 2007.  Income attributable to minority interest in Siderar was similar in the third quarter 2008 to that of the third quarter 2007.  No income attributable to minority interest in Sidor was accounted for in the third quarter 2008.

Analysis of First Nine Months of 2008 Results

Net income attributable to the Company’s equity holders for the first nine months of 2008 was US$1.0 billion, compared with US$618.9 million for the first nine months ended September 30, 2007.  Including minority interest, net income for the first nine months of 2008 was US$1.2 billion, compared with US$780.6 million for the first nine months of 2007.  Earnings per ADS5 were US$5.23 in the first nine months of 2008, compared with US$3.09 in the first nine months of 2007.

Net sales for the first nine months of 2008 increased 72% to US$6.8 billion compared with the same period in 2007.  Net sales increased due to higher steel prices and the effect of the consolidation of Grupo Imsa.  Shipments of flat and long products reached 6.0 million tons during the first nine months of 2008, an increase of 21% compared to shipment levels in the first nine months of 2007.  Revenue per ton shipped increased 42% to US$1,094 in the first nine months of 2008 versus the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

[5]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	9M 2008	9M 2007	Dif.	9M 2008	9M 2007	Dif.	9M 2008	9M 2007	Dif.

South & Central America	2,140.2	1,429.1	50%	2,044.3	1,800.1	14%	1,047	794	32%
North America	3,559.0	1,695.5	110%	3,024.0	2,041.3	48%	1,177	831	42%
Europe & other	17.4	115.1	-85%	19.1	172.6	-89%	910	667	36%
Total flat products	5,716.6	3,239.7	76%	5,087.5	4,014.0	27%	1,124	807	39%

South & Central America	202.7	43.1	371%	210.6	77.6	171%	963	555	73%
North America	632.1	531.6	19%	688.1	844.5	-19%	919	629	46%
Europe & other	5.8	-		9.8	-		591	-
Total long products	840.6	574.6	46%	908.5	922.1	-1%	925	623	48%

Total flat and long products	6,557.1	3,814.3	72%	5,995.9	4,936.0	21%	1,094	773	42%

Other products (1)	218.0	122.5	78%

Total Net Sales	6,775.1	3,936.7	72%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Net sales of flat products during the first nine months of 2008 totaled US$5.7 billion, an increase of 76% compared with the same period in 2007.  Net sales increased mainly due to higher steel prices and the effect of the consolidation of Grupo Imsa.  Shipments totaled 5.1 million tons in the first nine months of 2008, an increase of 27% compared with the same period in 2007.  Revenue per ton shipped increased 39% to US$1,124 in the first nine months of 2008 compared with the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

Net sales of long products were US$840.6 million during the first nine months of 2008, an increase of 46% compared with the same period in 2007.  This was mainly due to higher prices, as shipments remained relatively stable.  Shipments totaled 908,000 tons in the first nine months of 2008, representing a 1% decrease versus the same period in 2007.  Revenue per ton shipped increased 48% to US$925 in the first nine months of 2008 over the first nine months of 2007.

Net sales of other products totaled US$218.0 million during the first nine months of 2008 compared to US$122.5 million during the same period in 2007.  This increase resulted mainly from higher iron ore prices and shipments, higher pig iron prices and the consolidation of Grupo Imsa’s pre-engineered metal buildings business in Mexico.

Net sales of flat and long products in the North America Region totaled US$4.2 billion in the first nine months of 2008, an increase of 88% versus the same period in 2007, mainly due to higher steel prices and the effect of the consolidation of Grupo Imsa.  Shipments in the region totaled 3.7 million tons during the first nine months of 2008, or 29% higher than during the same period in 2007.  Revenue per ton shipped in the region increased 46% to US$1,129 in the first nine months of 2008 over the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

Net sales of flat and long products in the South & Central America Region were US$2.3 billion during the first nine months of 2008, an increase of 59% versus the same period in 2007.  This increase was due to higher volumes and prices.  Shipments in the region totaled 2.3 million tons during the first nine months of 2008, or 20% higher than in the first nine months of 2007, due to an increase in demand.  Revenue per ton shipped in the region increased 33% to US$1,039 in the first nine months of 2008 over the same period in 2007, mainly due to higher prices.

Cost of sales was US$4.8 billion in the first nine months of 2008 compared to US$3.0 billion in the first nine months of 2007.  Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium’s production volume and cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix.  Excluding this effect, the year-over-year cost of sales increase was related to higher costs for raw materials, third party steel and other supplies, as well as for freight, services and labor.

The consolidation of Grupo Imsa, which began on July 26, 2007, resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium’s average cost of slab production.  Scrap and energy prices increased in Mexico while the price of zinc was lower in the first nine months of 2008 compared to the prior year period.  Iron ore costs were higher during the first nine months of 2008 than they were in the same period in 2007, mainly as a result of higher annual contract prices of third party iron ore supplies and higher production costs at Ternium’s iron ore mines.

Selling, General and Administrative (SG&A) expenses in the first nine months of 2008 were US$514.6 million, or 8% of net sales, compared with US$354.8 million, or 9% of net sales, in the first nine months of 2007.  The increase in SG&A was due mainly to the consolidation of Grupo Imsa.

Operating income in the first nine months of 2008 was US$1.5 billion, or 22% of net sales, compared with US$635.6 million, or 16% of net sales, in the first nine months of 2007.

EBITDA6 in the first nine months of 2008 was US$1.8 billion, or 27% of net sales, compared to US$876.3 million, or 22% of net sales, in the first nine months of 2007.  Equity holders’ EBITDA in the first nine months of 2008 was 80% of EBITDA.

[6]	EBITDA in the first nine months of 2008 equals operating income of US$1.5 billion plus depreciation and amortization of US$324.4 million.

Net financial expenses totaled US$115.5 million in the first nine months of 2008, compared with US$91.4 million in the same period in 2007.  During the first nine months of 2008 net debt related expenses were US$87.2 million and net foreign exchange losses were US$10.2 million.  Net debt related expenses in the first nine months of 2008 increased US$36.7 million over the same period the previous year mainly as a result of Ternium Mexico’s higher indebtedness, which related in large part to the acquisition of Grupo Imsa.

Net foreign exchange losses in the first nine months of 2008 decreased US$33.8 million over the same period the previous year.  These results were primarily due to the impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso appreciates or depreciates to other currencies.  These results are non-cash when measured in US dollars, and are offset by changes in Ternium’s net equity position in the currency translation adjustments line.

Income tax expense for the first nine months of 2008 was US$311.3 million, or 22% of income before income tax, discontinued operations and minority interest, compared with US$224.7 million, or 41% of income before income tax, discontinued operations and minority interest, in the first nine months of 2007.  The income tax expense for the first nine months of 2008 included a non-recurring gain of US$96.3 million on account of Hylsa’s reversal of deferred statutory profit sharing.  The relatively higher tax rate in the first nine months of 2007 was mainly the result of net losses in certain subsidiaries that did not generate tax credits due to their tax-free status.

Net result of discontinued operations for the first nine months of 2008 was a gain of US$157.1 million.  This comprised an after-tax gain of US$211.1 million related to the results of excess cash payments received from Sidor, an after-tax loss of US$151.5 million due to the reversal of currency translation adjustments of the investment in Sidor and an after-tax gain of US$97.5 million from the sale of non-core US assets during the first quarter 2008.  In the first nine months of 2007, net result of discontinued operations was a gain of US$462.3 million, which was mainly related to the results of excess cash payments received from Sidor.

Income attributable to minority interest for the first nine months of 2008 was US$180.2 million, compared to US$161.7 million in the first nine months of 2007, as a result of higher income attributable to minority interest in Siderar, partially offset by lower income attributable to minority interest in Sidor.

Cash Flow and Liquidity

Net cash used in operating activities in the first nine months of 2008 was US$53.3 million, compared to net cash provided by operating activities of US$756.4 million in the first nine months of 2007.  Working capital increased US$1.7 billion in the first nine months of 2008, compared to a working capital decrease of US$145.1 million in the first nine months of 2007, mainly due to higher costs for new inventory and a higher volume of raw materials and goods in process.  In addition, an increase in trade receivables was partially offset by an increase in accounts payable as a result of higher prices and costs.

Capital expenditures in the first nine months of 2008 were US$420.2 million, compared to US$247.1 million in the first nine months of 2007.  Capital expenditures during the first nine months of 2008 were carried out in Mexico principally for the expansion of the flat steel shop in Monterrey, the upgrading of one hot strip mill and the upgrading of one cold rolled mill.  Ternium continued to execute its expansion plan in Argentina, with capital expenditures during the first nine months of 2008 carried out mainly for the relining of one blast furnace and the revamping and expansion of the coking facilities.

In the first nine months of 2008, Ternium had a negative free cash flow7 of US$473.5 million compared to free cash flow7 of US$509.3 million in the first nine months of 2007.  Proceeds from the first quarter 2008 sale of non-core US assets totaled US$718.6 million in the first nine months of 2008.  Net cash provided by discontinued operations related to Sidor and the results of the non-core US assets that were sold was US$242.4 million in the first nine months of 2008, compared to US$385.2 million in the first nine months of 2007.

Ternium’s net repayment of borrowings in the first nine months of 2008 was US$702.0 million, mostly related to the pre-payment of some of the Company’s Mexican subsidiaries’ outstanding debt.  Ternium’s dividend payment in the first nine months of 2008 was US$100.2 million, similar to that of the first nine months of 2007.  As of September 30, 2008, Ternium’s net debt position (borrowings less cash and cash equivalents and other current investments) was US$2.5 billion, while total financial debt was US$3.2 billion.

Net cash used in operating activities in the third quarter 2008 was US$10.4 million, compared to net cash provided by operating activities of US$235.6 million in the third quarter 2007.  Working capital increased US$733.4 million in the third quarter 2008, compared to a working capital decrease of US$0.4 million in the third quarter 2007.  The increase in working capital in the third quarter 2008 was mainly the result of higher costs for new inventory and a higher volume of raw materials and goods in process.  In addition, a decrease in accounts payable was partially offset by a decrease in trade receivables as a result of lower activity levels toward the end of the quarter.

Capital expenditures in the third quarter 2008 were US$169.4 million, compared to US$84.3 million in the third quarter 2007.  In the third quarter 2008, Ternium had a negative free cash flow8 of US$179.8 million, compared to free cash flow8 of US$151.3 million in the third quarter 2007.

[7]
Free cash flow for the first nine months of 2008 equals net cash used in operating activities of US$53.3 million less capital expenditures of US$420.2 million, while free cash flow for the first nine months of 2007 equals net cash provided by operating activities of US$756.4 million less capital expenditures of US$247.1 million.

[8]
Free cash flow for the third quarter 2008 equals net cash used in operating activities of US$10.4 million less capital expenditures of US$169.4 million, while free cash flow for the third quarter 2007 equals net cash provided by operating activities of US$235.6 million less capital expenditures of US$84.3 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has annual sales of approximately US$10 billion and ships approximately 8 million tons of steel products each year.  More information about Ternium is available at www.ternium.com.

Consolidated income statement
US$ million	3Q 2008	3Q 2007	Dif.	9M 2008	9M 2007	Dif.
Net sales	2,447.7	1,506.1	941.6	6,775.1	3,936.7	2,838.4
Cost of sales	(1,732.8)	(1,141.4)	(591.4)	(4,769.7)	(2,951.0)	(1,818.7)
Gross profit	714.9	364.7	350.2	2,005.5	985.7	1,019.8
Selling, general and administrative expenses	(186.2)	(143.8)	(42.4)	(514.6)	(354.8)	(159.8)
Other operating (expenses) income, net	(3.8)	1.5	(5.3)	7.6	4.7	3.0
Operating income	524.9	222.5	302.4	1,498.5	635.6	862.9

Interest expense	(29.1)	(47.1)	18.1	(103.4)	(71.7)	(31.8)
Interest income	2.2	12.9	(10.8)	26.3	27.9	(1.6)
Other financial (expenses) income, net	(156.8)	(53.7)	(103.0)	(38.4)	(47.6)	9.2

Equity in (losses) earnings of associated companies	(0.1)	(0.3)	0.2	0.8	(1.2)	1.9
Income before income tax expense	341.1	134.2	206.9	1,383.8	543.0	840.7
Income tax (expense) benefit
Current and deferred income tax expense	(91.1)	(63.7)	(27.4)	(407.6)	(224.7)	(182.8)
Reversal of deferred statutory profit sharing	-	-	-	96.3	-	96.3
Discontinued operations	(2.8)	143.5	(146.4)	157.1	462.3	(305.2)
Net income for the period	247.1	214.0	33.1	1,229.6	780.6	449.0

Attributable to:
Equity holders of the Company	211.7	159.8	51.8	1,049.4	618.9	430.5
Minority interest	35.5	54.2	(18.7)	180.2	161.7	18.5
	247.1	214.0	33.1	1,229.6	780.6	449.0

 Consolidated balance sheet
US$ million	September 30, 2008	December 31, 2007 (1)

Property, plant and equipment, net	5,029.5	6,858.8
Intangible assets, net	1,422.0	1,452.2
Investment in associated companies	4.6	44.0
Other investments, net	17.0	14.8
Deferred tax assets	5.4	31.8
Receivables, net	57.3	217.6
Total non-current assets	6,535.6	8,619.3

Receivables	152.4	426.0
Derivative financial instruments	0.1	0.6
Inventories, net	2,761.1	1,913.1
Trade receivables, net	952.3	847.8
Available for sale assets	1,318.9	-
Other investments	89.1	65.3
Cash and cash equivalents	612.5	1,126.0
Total current assets	5,886.5	4,378.9

Non-current assets classified as held for sale	6.3	769.1

Total assets	12,428.4	13,767.3

Shareholders' equity	5,516.9	4,452.7
Minority interest in subsidiaries	1,215.1	1,914.2

Minority interest & shareholders' equity	6,732.0	6,366.9

Provisions	30.7	57.3
Deferred income tax	1,059.2	1,337.0
Other liabilities	174.8	336.5
Trade payables	-	6.7
Borrowings	2,322.8	3,677.5
Total non-current liabilities	3,587.5	5,415.1

Current tax liabilities	250.4	184.8
Other liabilities	134.3	182.2
Trade payables	810.0	983.9
Derivative financial instruments	29.9	13.3
Borrowings	884.3	407.4
Total current liabilities	2,108.9	1,771.6

Liabilities related to non-current assets classified as held for sale	-	213.8

Total liabilities	5,696.4	7,400.4

Total liabilities, minority interest & shareholders' equity	12,428.4	13,767.3

(1) According to IFRS 5, balances related to Sidor have been consolidated on a line-by-line basis as of December 31, 2007.

Consolidated cash flow statement
US$ million	3Q 2008	3Q 2007	Dif.	9M 2008	9M 2007	Dif.

Net income for the period	250.0	70.5	179.5	1,072.5	318.3	754.2
Adjustments for:
Depreciation and amortization	113.7	96.0	17.7	324.4	240.8	83.6
Income tax accruals less payments	38.3	(15.5)	53.7	112.7	(16.9)	129.6
Equity in losses (earnings) of associated companies	0.1	0.3	(0.2)	(0.8)	1.2	(1.9)
Interest accruals less payments	(1.1)	35.4	(36.4)	(85.7)	32.7	(118.4)
Changes in provisions	160.0	3.1	156.8	162.0	(6.6)	168.6
Changes in working capital	(733.4)	0.4	(733.9)	(1,674.3)	145.1	(1,819.4)
Others	162.0	45.3	116.7	35.8	41.9	(6.1)

Net cash (used in) provided by operating activities	(10.4)	235.6	(246.0)	(53.3)	756.3	(809.7)

Capital expenditures	(169.4)	(84.3)	(85.1)	(420.2)	(247.1)	(173.2)
Proceeds from sale of property, plant & equipment	0.4	0.5	(0.1)	1.4	6.7	(5.3)
Acquisition of business
Purchase consideration	-	(1,728.7)	1,728.7	-	(1,728.8)	1,728.8
Cash acquired	-	190.1	(190.1)	-	190.1	(190.1)
Income tax credit paid on business acquisition	-	(297.7)	297.7	-	(297.7)	297.7
(Increase) in Other Investments	(89.1)	(64.5)	(24.6)	(23.8)	(64.5)	40.8
Proceeds from sale of discontinued operations	(3.9)	-	(3.9)	718.6	-	718.6
Discontinued operations	152.6	116.0	36.6	242.4	385.2	(142.8)

Net cash (used in) provided by investing activities	(109.4)	(1,868.6)	1,759.3	518.5	(1,756.1)	2,274.6

Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	(100.2)	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	-	(0.1)	0.1	(19.6)	(20.0)	0.4
Contributions from shareholders	-	1.1	(1.1)	-	1.1	(1.1)
Proceeds from borrowings	190.7	3,869.7	(3,679.0)	372.0	3,982.0	(3,610.0)
Repayment of borrowings	(142.5)	(1,889.6)	1,747.0	(1,074.0)	(2,417.1)	1,343.2

Net cash provided by (used in) financing activities	48.1	1,981.1	(1,933.0)	(821.8)	1,445.7	(2,267.5)

(Decrease) increase in cash and cash equivalents	(71.6)	348.1	(419.7)	(356.7)	445.9	(802.6)

Shipments
Thousand tons	3Q 2008	2Q 2008	1Q 2008	3Q 2007	9M 2008	9M 2007

South & Central America	680.4	690.9	673.0	637.8	2,044.3	1,800.1
North America	901.8	1,042.2	1,080.0	834.7	3,024.0	2,041.3
Europe & other	2.8	11.6	4.8	18.5	19.1	172.6
Total flat products	1,585.1	1,744.7	1,757.7	1,491.0	5,087.5	4,014.0

South & Central America	86.0	67.9	56.7	52.3	210.6	77.6
North America	173.3	249.6	265.3	244.8	688.1	844.5
Europe & other	-	1.0	8.8	-	9.8	-
Total long products	259.2	318.5	330.7	297.1	908.5	922.1

Total flat and long products	1,844.3	2,063.2	2,088.5	1,788.1	5,995.9	4,936.0

Revenue / ton
US$/ton	3Q 2008	2Q 2008	1Q 2008	3Q 2007	9M 2008	9M 2007

South & Central America	1,153	1,042	945	829	1,047	794
North America	1,412	1,213	945	877	1,177	831
Europe & other	933	864	1,008	619	910	667
Total flat products	1,300	1,143	945	853	1,124	807

South & Central America	1,212	913	643	550	963	555
North America	1,108	1,017	703	637	919	629
Europe & other		630	587	-	591	-
Total long products	1,142	993	689	622	925	623

Total flat and long products	1,278	1,120	905	815	1,094	773

Net Sales
US$ million	3Q 2008	2Q 2008	1Q 2008	3Q 2007	9M 2008	9M 2007

South & Central America	784.4	719.9	635.8	528.9	2,140.2	1,429.1
North America	1,273.4	1,264.6	1,021.0	731.8	3,559.0	1,695.5
Europe & other	2.6	10.0	4.8	11.5	17.4	115.1
Total flat products	2,060.4	1,994.5	1,661.6	1,272.2	5,716.6	3,239.7

South & Central America	104.2	62.1	36.4	28.7	202.7	43.1
North America	192.0	253.8	186.4	156.0	632.1	531.6
Europe & other	-	0.6	5.2	-	5.8	-
Total long products	296.2	316.4	228.0	184.8	840.6	574.6

Total flat and long products	2,356.6	2,311.0	1,889.6	1,457.0	6,557.1	3,814.3

Other products (1)	91.1	63.8	63.1	49.1	218.0	122.5

Total net sales	2,447.7	2,374.8	1,952.7	1,506.1	6,775.1	3,936.7
(1) Includes iron ore, pig iron and pre-engineered metal buildings.